SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.



                          FORM U-57

       NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




              Filed under section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended





                Tri Energy Company Limited
                                             _______________________________
                                 (Name of foreign utility company)


                             by


                    EDISON MISSION ENERGY
                  ________________________
                  (Name of filing company)

                   18101 Von Karman Avenue
                         Suite 1700
                Irvine, California 92715-1007

Item 1
     Name and business address of the entity claiming foreign utility company status

     Tri Energy Company Limited
     16th Floor
     Grand Amarin Tower
     New Petchburi Road
     Ratchathewi, Bangkok
     10320 Thailand


     Description of the facilities used for the generation, transmission, or distribution of electric energy for sale

          The facilities used for the generation, transmission, or distribution of electric energy for sale will consist of a 700 MW gas-fired generating facility located in Ratchaburi Province, Thailand, and interconnection equipment necessary to connect the facility with the company's wholesale purchaser, the Electricity Generating Authority of Thailand.

     Ownership of the Company
          EME Tri Gen B.V. ("ETG") intends to acquire a 25 percent interest in Tri Energy Company Limited ("TECO") in May, 1998. ETG is an indirect wholly-owned subsidiary of Edison International, an exempt holding company, as further described below.
          The other partners of TECO, and their ownership shares after ETG's acquisition, will be BANPU Gas Power Limited, with a 37.5 percent interest; Texaco Thailand Energy Company I, with a 37.5 percent interest; and five individuals, each holding a one percent interest: Charles G. King, Robert
     S. Burton, III, Ronald L. LaRue, Martin D. Considine, and David P.
     Kimbrell.
     Item 2
     Domestic associate public-utility company and holding company

          Southern California Edison Company ("Edison") is the only domestic public-utility company that will be an associate company of TECO. Edison itself has no interest in TECO. Edison is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1) of the Act, pursuant to Rule 2.
          ETG is wholly-owned by MEC International B.V., which is wholly-owned by Mission Energy Holdings International, Inc., which is wholly-owned by Edison Mission Energy ("EME"). EME is wholly-owned by The Mission Group, which is wholly-owned by Edison International.


     EXHIBIT A

     Documents incorporated by reference
          Edison is the only associate company or affiliate of EME that is subject to the regulation of its retail electric or gas rates by a State commission. The California Public Utilities Commission ("PUC") is the sole State commission with jurisdiction over the retail rates of Edison.
          Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992
     (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversifi-cation would not impair the ability of the State commission to regulate effectively the operations of such company." As contemplated by this provision, the PUC in authorizing the creation of Edison International (formerly SCEcorp) in 1988 considered the effect of diversification on Edison. The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of Edison are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively Edison's operations.
          In approving the formation of the Edison International holding company system, the PUC imposed 15 conditions of general applicability on Edison and the holding company. Southern California Edison Company, 90 PUR4th 45 (Cal. PUC 1988). In formulating these conditions, the PUC recognized the primary importance of insulating Edison's ratepayers from the effect of diversification: "The one thing we must make sure of is that the activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to financial controls and reporting were "adequate to support our regulatory function" of so insulating Edison's ratepayers. Id. Accordingly, the PUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities."
     Id. at 69
          Additionally, the PUC found that "given the conditions we will re-quire, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.
          Accordingly, TECO meets the criteria set forth in section 33(a) for qualification as a "foreign utility company."
          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                         By:    /s/ Herbert A. Glaser
                              Herbert A. Glaser
                              Vice President and Associate General Counsel
                              Edison Mission Energy
                              18101 Von Karman Avenue, Suite 1700
                              Irvine, California 92715-1007


     April 23, 1998